Filed by Peoples Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Peoples Energy Corporation
Commission File No. 1-5540

This filing consists of an informational insert distributed to customers of Peoples Energy beginning on July 20, 2006.

Peoples Energy and WPS Resources To Combine
As our valued customers, we wanted to share our news that Peoples Energy and WPS Resources have signed an agreement to combine their companies. The combination requires regulatory approvals, and we will be working to secure those by the first part of 2007.

The new company will be headquartered in Chicago. For Peoples Gas and North Shore Gas customers, there will be no immediate change.

Both companies bring complementary strengths to the table. Peoples Energy has a 150-year tradition of delivering safe and reliable service. WPS Resources was named Fortune’s “Most Admired Company” in the energy industry and Forbes’ “Best Managed Utility Company in America” earlier this year. So, you can expect that the sharing of best practices and operating improvements will further enhance service for the future.

The combined company will emphasize strong employee relations and will offer more opportunity for employees across different industry segments in a broader service area. In addition, union agreements will be honored, and the combined company is committed to working closely with its employees to grow the company.

Of course, we will continue our strong civic, community, and philanthropic presence in our service territory. We are confident that the combined company will continue to deliver on the proud tradition of customer service that Peoples Gas and North Shore Gas have established in the Chicago area.

Fast Facts

The combined company, when approved, will consist of four natural gas utilities, one electric utility, and one integrated electric and natural gas utility in Wisconsin, Illinois, Michigan and Minnesota.

WPS Resources Corp	Peoples Energy	Combined Company: Creating Value for all Stakeholders
Regulated Electric Customers: 476,782	Regulated Electric Customers: None	Regulated Electric Customers: 476,782
Regulated Natural Gas Customers: 668,540	Regulated Natural Gas Customers: 969,068	Regulated Natural Gas Customers: 1,637,608
Operates in: WI, MN, MI	Operates in: IL	WI, MN, MI & IL
Headquarters: Green Bay, WI	Headquarters: Chicago, IL	Combined Holding Company Headquarters: Chicago, IL
Chairman, President and CEO: Larry L. Weyers	Chairman, President and CEO: Thomas M. Patrick	President and CEO: Larry L. Weyers

Peoples Energy y WPS Resources se unirán
Queremos compartir esta noticia con ustedes, nuestros valiosos clientes: Peoples Energy y WPS Resources han celebrado un acuerdo para unir sus compañías. La combinación requiere aprobaciones reglamentarias, y trabajaremos para obtenerlas antes de transcurrida la primera parte del año 2007.

La nueva compañía tendrá su oficina central en Chicago. Para Peoples Gas y North Shore Gas, no habrá cambios inmediatos.

Ambas compañías aportarán sus puntos fuertes complementarios a la alianza. Peoples Energy tiene una tradición de 150 años en el suministro de un servicio seguro y confiable. WPS Resources fue distinguida por Fortune por ser la “Compañía más admirada” de la industria energética, y Forbes la nombró “Compañía de servicios públicos mejor gerenciada de los Estados Unidos” a principios de este año. Por lo tanto, es de esperar que la combinación de las mejores prácticas y las mejoras operativas refuercen aún más el servicio en el futuro.

La compañía resultante de la combinación pondrá un gran énfasis en las sólidas relaciones con los empleados y ofrecerá más oportunidades a los empleados de los diversos segmentos de la industria en un área de servicio más amplia. Además, se respetarán los acuerdos sindicales y la compañía combinada ha asumido el compromiso de trabajar en estrecha colaboración con sus empleados para poder crecer.

Obviamente, continuaremos demostrando nuestra sólida presencia cívica, comunitaria y filantrópica en el territorio donde brindamos servicio. Estamos seguros de que la compañía combinada seguirá cumpliendo con la tradición de brindar el excelente servicio al cliente que Peoples Gas y North Shore Gas han establecido en el área de Chicago y que nos llena de orgullo.

Datos breves sobre la combinación de las compañías

Cuando sea aprobada, la compañía combinada constará de cuatro compañías de gas natural, una compañía de servicios eléctricos y una compañía de servicios eléctricos y gas natural integrada en Wisconsin, Illinois, Michigan y Minnesota.

WPS Resources Corp	Peoples Energy	COMPAÑÍA COMBINADA: GENERAMOS VALOR PARA TODAS LAS PARTES INTERESADAS
Clientes Eléctricos Regulados: 476,782	Clientes Eléctricos Regulados: Ningún	Clientes Eléctricos Regulados: 476,782
Clientes de Gas Natural Regulados: 668,540	Clientes de Gas Natural Regulados: 969,068	Clientes de Gas Natural Regulados: 1,637,608
Funciona en: WI, MN, MI	Funciona en: IL	WI, MN, MI y IL
Oficina Central: Green Bay, WI	Oficina Central: Chicago, IL	Oficina Central de la Compañía Controlante Combinada: Chicago, IL
Presidente de la Junta de Directores, Presidente y Director Ejecutivo: Larry L. Weyers	Presidente de la Junta de Directores, Presidente y Director Ejecutivo: Thomas M. Patrick	Presidente y Director Ejecutivo: Larry L. Weyers

Forward-Looking Statements
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This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this document are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information
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This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction
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WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
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This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.